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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 1 of 6
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)
                        PHOENIX GOLD INTERNATIONAL, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   719068 10 8
                                 (CUSIP Number)

                                   Nelson Obus
                            Wynnefield Capital, Inc.
                            450 7th Avenue, Suite 509
                            New York, New York 10123
                                 (212) 760-0134
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 2 of 6
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      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
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            Wynnefield Partners Small Cap Value, L.P.

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      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)
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            (a)  [X]

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            (b)

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      3.    SEC Use Only
            ....................................................................
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      4.    Source of Funds (See Instructions) WC

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
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      6.    Citizenship or Place of Organization:
            Delaware
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Number of
Shares            7. Sole Voting Power: 141,140
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 274,810
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 141,140
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 274,810
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     11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
            415,950
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     12.    Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
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     13.    Percent of Class Represented by Amount in Row (11):  13.8%

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     14.    Type of Reporting Person (See Instructions)
            PN
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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 3 of 6
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      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
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            Wynnefield Partners Small Cap Value, L.P. I

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      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)
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            (a)  [X]

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            (b)

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      3.    SEC Use Only
            ....................................................................
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      4.    Source of Funds (See Instructions) WC

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
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      6.    Citizenship or Place of Organization:
            Delaware
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Number of
Shares            7. Sole Voting Power: 189,260
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 226,690
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 189,260
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 226,690
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     11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
            415,950
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     12.    Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
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     13.    Percent of Class Represented by Amount in Row (11):  13.8%

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     14.    Type of Reporting Person (See Instructions)
            PN
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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 4 of 6
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      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
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            Wynnefield Small Cap Value Offshore Fund, Ltd.

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      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)
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            (a)  [X]

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            (b)

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      3.    SEC Use Only
            ....................................................................
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      4.    Source of Funds (See Instructions) WC

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
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      6.    Citizenship or Place of Organization:
            Cayman Islands
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Number of
Shares            7. Sole Voting Power: 85,550
Beneficially--------------------------------------------------------------------
Owned by          8. Shared Voting Power: 330,400
Each        --------------------------------------------------------------------
Reporting         9. Sole Dispositive Power: 85,550
Person      --------------------------------------------------------------------
With             10. Shared Dispositive Power: 330,400
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     11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
            415,950
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     12.    Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions) [ ]
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     13.    Percent of Class Represented by Amount in Row (11): 13.8%

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     14.    Type of Reporting Person (See Instructions)
            PN
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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 5 of 6
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                                 SCHEDULE 13D/A
                         Filed pursuant to Rule 13d-2(a)

Introduction

      This Amendment No. 8 to Schedule 13D (this "Statement") amends and supplements the Schedule 13D as amended by Amendment No. 7 filed with the Securities and Exchange Commission on May 15, 2003, by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, Ltd. (collectively the "Wynnefield Group"). This Statement relates to common stock, $0.01 par value per share, of PHOENIX GOLD INTERNATIONAL, INC., an Oregon corporation ("Issuer").

Item 4.        Purpose of Transaction

      The response to Item No. 4 is hereby supplemented by adding the following:

      On November 21, 2003, the Wynnefield Group sent a letter to Issuer's management asking for clarification of why the Issuer's Board of Directors authorized the repurchase of up to $200,000 of the Issuer's common stock over the next year and urging the Issuer's management to consider instead taking the company private by purchasing the shares of all nonmanagement shareholders at a fair price. The letter is attached as Exhibit 99.1 to this Statement.

      The Wynnefield Group continues to urge Issuer's management to consider measures to enhance shareholder value, such as engaging in the sale of the company, seeking strategic partnerships or combinations to improve Issuer's position in the industry, or a "going private" transaction in which shares of all nonmanagement holders would be purchased at a fair price. In furtherance of these objectives, the Wynnefield Group has submitted a shareholder proposal for consideration at the Issuer's 2004 annual meeting of shareholders. Like earlier proposals submitted by the Wynnefield Group for consideration at the Issuer's 2001, 2002, and 2003 annual meetings, this most recent proposal would request implementation of cumulative voting in elections of the Issuer's Board of Directors.

Item 7.   Material to be filed as Exhibits

      Item 7 is hereby supplemented by adding the following exhibit:

      Exhibit No.    Description
         99.3        Letter to Issuer's management and Board of Directors, dated
                     November 21, 2003.

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CUSIP No. 719068 10 8          SCHEDULE 13D                  Page 6 of 6
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                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Date: November 21, 2003.
                                      WYNNEFIELD PARTNERS SMALL CAP VALUE, LP
                                      By:  Wynnefield Capital Management, LLC,
                                           its general partner

                                      /s/ Nelson Obus
                                      ------------------------------------------
                                      Name:   Nelson Obus
                                      Title:  Managing Member


                                      WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I
                                      By:  Wynnefield Capital Management, LLC,
                                           its general partner

                                      /s/ Nelson Obus
                                      ------------------------------------------
                                      Name:   Nelson Obus
                                      Title:  Managing Member

                                      WYNNEFIELD SMALL CAP VALUE
                                      OFFSHORE FUND, LTD.

                                      By: Wynnefield Capital, Inc.

                                      /s/ Nelson Obus
                                      ------------------------------------------
                                      Name:   Nelson Obus
                                      Title:  President

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).